UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 8, 2024

RESHAPE LIFESCIENCES INC.

(Exact name of registrant as specified in its charter)

Delaware	1-37897	26-1828101
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

18 Technology Drive, Suite 110 Irvine, CA		92618
(Address of principal executive offices)		(Zip Code)

(949) 429-6680

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of Exchange on which Registered
Common stock, $0.001 par value per share	RSLS	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 8, 2024, ReShape Lifesciences Inc., a Delaware corporation (“ReShape”), Vyome Therapeutics, Inc., a Delaware corporation (“Vyome”), and Raider Lifesciences Inc., a Delaware corporation, and a direct, wholly owned subsidiary of ReShape (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, Merger Sub shall be merged with and into Vyome, with Vyome surviving as a subsidiary of ReShape (the “Merger”).

Simultaneously with the execution of the Merger Agreement, ReShape entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Ninjour Health International Limited, a company incorporated under the laws of the United Kingdom (“Ninjour”). Pursuant to the Asset Purchase Agreement, and subject to the satisfaction or waiver of the conditions specified therein, ReShape will sell substantially all of its assets (excluding cash) to Ninjour (or an affiliate thereof), and Ninjour will assume substantially all of ReShape’s liabilities, for a purchase price of $5.16 million in cash, subject to adjustment based on ReShape’s actual accounts receivable and accounts payable at the closing compared to such amounts as of March 31, 2024 (the “Asset Sale”). Ninjour is an affiliate of Biorad Medisys, Pvt. Ltd., which is party to a previously disclosed exclusive license agreement, dated September 19, 2023, with ReShape for ReShape’s Obalon(R) Gastric Balloon System.

In connection with the transactions contemplated by the Merger Agreement and Asset Purchase Agreement, ReShape entered into an agreement with a majority of the holders of its outstanding series C convertible preferred stock (the “Series C Preferred Stock”) pursuant to which the holders of the Series C Preferred Stock agreed, subject to and contingent upon the completion of the Merger and the Asset Sale, to reduce the liquidation preference of the Series C Preferred Stock from $26.2 million to the greater of (i) $1 million, (ii) 20% of the purchase price paid for the Asset Sale and (iii) the excess of ReShape’s actual net cash at the effective time of the Merger over the minimum net cash required as a condition to the closing of the Merger as set forth in the Merger Agreement and described below (the “Series C Amendment”). Under the terms of the Series C Amendment, the Series C Preferred Stock would automatically terminate at the effective time of the Merger, except for the right to receive the reduced liquidation preference. The foregoing summary of the Series C Amendment is subject to, and qualified in its entirety by, the full text of the form of Series C Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Simultaneously with the execution of the Merger Agreement, ReShape, Vyome, Vyome’s wholly-owned subsidiary Vyome Therapeutics Limited (“Vyome India”) entered into agreements with certain existing accredited investors, pursuant to which the investors have agreed to purchase up to $7.3 million in securities of the Company, Vyome and Vyome India (the “Concurrent Financing”). As part of the Concurrent Financing, certain accredited investors have agreed to purchase up to $5.8 million in shares of common stock of the combined company immediately following completion of the Merger. The price per share for the common stock of the combined company will be calculated as a 30% discount to the agreed upon valuation of the combined company at the closing of the Merger. Simultaneously with the execution of the subscription agreements, Vyome entered into a securities purchase agreement with each investor pursuant to which Vyome issued to each investor a convertible promissory note in the principal amount equal to 5% of such investor’s total agreed upon investment amount, which convertible notes will bear interest at 8% per annum and immediately prior to completion of the Merger will convert into a number of shares of common stock of the combined company equal to 100% of the outstanding principal and interest of the Note divided by the price per share of common stock to be purchased in the financing, as set forth above. ReShape and the investors are executing and delivering the subscription agreements in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and contemporaneously with the sale of the shares of common stock will execute and deliver a registration rights agreement in substantially the form attached to the subscription agreement. The foregoing summary of the subscription agreement, including the form of registration rights agreement, is subject to, and qualified in its entirety by, the full text of the form of subscription agreement, including the form of registration rights agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

The board of directors of ReShape has unanimously approved the Merger Agreement, the Asset Purchase Agreement, the Series C Amendment, the Concurrent Financing and the transactions contemplated thereby.

Merger Agreement

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.001 per share, of Vyome (“Vyome Common Stock”) and each share of preferred stock, par value $0.001 per share, of Vyome (together, “Vyome Shares”) issued and outstanding immediately prior to the Effective Time (other than the shares that are owned by ReShape, Vyome, or Merger Sub and shares that will be subject to a put-call option agreement with certain stockholders of Vyome located in India) will be converted into the right to receive a number of fully paid and non-assessable shares of common stock of ReShape, $0.001 par value per share (a “ReShape Share”) according to a ratio determined at least 10 calendar days prior to the ReShape Stockholders’ Meeting that will result in the holders of such Vyome Shares, together with holders of Vyome securities convertible into Vyome Shares, owning 88.9% of the outstanding ReShape Shares on a fully-diluted basis immediately after the Effective Time, subject to adjustment based on ReShape’s actual net cash as of the determination date compared to a target net cash amount of $5 million (such ratio, the “Exchange Ratio”).

The Merger Agreement provides that, at the Effective Time, each outstanding warrant, stock option, restricted stock award, stock grant or other equity award to purchase capital stock of Vyome will be converted into warrants or equity awards to purchase a number of ReShape Shares equal to the number of shares of Vyome Common Stock issuable upon exercise of such Vyome warrant or equity award multiplied by the Exchange Ratio, with an exercise price, in the case of warrants and stock options, equal to the exercise price of such Vyome warrant or option divided by the Exchange Ratio. The exercise price and number of shares will be determined in a manner consistent with the requirements of Section 409A, and as applicable, Section 424(a) of the Internal Revenue Code, and the applicable regulations promulgated thereunder.

Governance

The Merger Agreement provides that as of the Effective Time, ReShape will be renamed Vyome Therapeutics, Inc. (the “Combined Company”) and the board of directors of Vyome will consist of seven directors, of which six will be designated by Vyome and one will be designated by ReShape. The management team of the Combined Company will be designated by Vyome.

Conditions to the Merger

The consummation of the Merger is subject to customary closing conditions, including (i) approval of the issuance of ReShape Shares in connection with the Merger by the affirmative vote of the majority of ReShape Shares cast at the ReShape Shareholders’ Meeting in favor of the issuance of ReShape Shares in connection with the Merger, (ii) the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the requisite stockholders of Vyome, (iii) the absence of any law or order by any governmental entity in effect that seeks to enjoin, make illegal, delay or otherwise restrain or prohibits the consummation of the Merger, (iv) Nasdaq’s approval of the ReShape Shares to be issued in the Merger being listed on Nasdaq, (v) Nasdaq’s approval of the continued listing application for the Combined Company to maintain ReShape’s Nasdaq listing, (vi) subject to certain materiality exceptions, the accuracy of certain representations and warranties of each of ReShape and Vyome contained in the Merger Agreement and the compliance by each party with the covenants contained in the Merger Agreement, (vii) the absence of a material adverse effect with respect to each of ReShape and Vyome, (viii) the registration statement registering the merger consideration becoming effective, (ix) completion of the Asset Sale immediately prior to the completion of the Merger, (x) completion of the transactions contemplated by the Series C Amendment, (xi) the agreements entered into in relation to the Concurrent Financing are in full force and effect, (xii) ReShape having net cash of at least $1,325,000 million at the closing of the Merger, if such closing occurs by July 31, 2024, with such amount being reduced by $175,000 on the first day of each month beginning on August 1, 2024, and (xiii) certain of ReShape’s outstanding warrants must have been exercised or otherwise settled such that they are canceled are terminated prior to the effective time of the Merger.

Certain Other Terms of the Merger Agreement

ReShape, Vyome, and Merger Sub each made certain representations, warranties and covenants in the Merger Agreement, including, among other things, covenants by ReShape and Vyome to conduct their businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger, to refrain from taking certain actions specified in the Merger Agreement and to use commercially reasonable efforts to cause the conditions of the Merger to be satisfied. Subject to certain exceptions, the Merger Agreement also requires each of Vyome and ReShape to call and hold stockholders’ meetings and requires the board of directors of each of Vyome and ReShape to recommend approval of the transactions contemplated by the Merger Agreement.

ReShape and Vyome are restricted from soliciting any acquisition proposals, or engaging in any discussions related to such proposals, although each party may engage in discussions related to a superior proposal subject to certain conditions.

Each party’s board of directors may change its recommendation to its stockholders in response to a superior proposal or an intervening event (each as defined in the Merger Agreement) (after giving the other party at least five business days’ notice and an opportunity to negotiate an alternative transaction) or if the board of directors determines that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law.

The Merger Agreement provides for certain termination rights for both ReShape and Vyome. If ReShape terminates the Merger Agreement as a result of (i) Vyome’s breach of its representations, warranties or covenants, (ii) the Vyome board of directors not making a recommendation to its stockholders to approve the Merger or changing its recommendation that its stockholders approve the Merger, (iii) Vyome materially breaching its non-solicitation obligations under the Merger Agreement, (iv) the Concurrent Financing not being completed immediately after the effective time of the Merger or (v) any of the Vyome stockholders that Vyome agreed would sign support agreements not signing such agreements within one business day after the execution of the Merger Agreement, then Vyome will be obligated to pay ReShape a $1.0 million termination fee, except in the case of the Concurrent Financing, such termination fee will be payable only if the amount raised in the Concurrent Financing is less than $7 million. If Vyome terminates the Merger Agreement as a result of (i) ReShape’s or Merger Sub’s breach of its representations, warranties or covenants, (ii) the ReShape board of directors shall not make a recommendation to its stockholders to approve the Merger or changes its recommendation that its stockholders approve the Merger, (iii) ReShape materially breaches its non-solicitation obligations under the Merger Agreement (ix) ReShape does not meet the minimum net cash requirement described above, (v)ReShape is unable to close the Asset Sale, (vi) ReShape does not complete the transactions contemplated by the Series C Amendment immediately prior to the effective time of the Merger or (vii) the requisite ReShape warrants are not cancelled or terminated prior to the effective time of the Merger, then ReShape will be obligated to pay Vyome a $1.0 million termination fee.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Voting Agreement

On July 8, 2024, following the execution of the Merger Agreement, ReShape entered into a Voting and Support Agreement (the “Voting Agreement”) with certain stockholders of Vyome, which collectively own approximately 52% of the currently outstanding capital stock of Vyome. Pursuant to the Voting Agreement, such Vyome stockholders agreed, among other things, to vote their shares in favor of the adoption of the Merger Agreement and against any alternative proposal and against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated by the Merger Agreement. The foregoing summary of the Voting Agreement is subject to, and qualified in its entirety by, the full text of the form of Voting Agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Asset Purchase Agreement

The Asset Purchase Agreement provides that ReShape will sell substantially all of its assets (including all intellectual property, inventory, contracts, accounts receivable, tangible property and regulatory information, but excluding cash) to Biorad and that Biorad will assume substantially all of ReShape’s liabilities (including accounts payable, current liabilities, product liability claims and ReShape’s lease for its Irvine, California facility) in exchange for a cash purchase price of $5.16 million, which will be adjusted upward or downward on a dollar-for-dollar basis based on the difference between ReShape’s accounts receivable minus accounts payable at closing compared to ReShape’s accounts receivable minus accounts payable on March 31, 2024.

The Asset Purchase Agreement includes customary representations and warranties by ReShape and Biorad and includes customary conditions to closing, including the required approval of a majority of the outstanding shares of commons stock of ReShape and that the Merger will be completed immediately after the closing of the Asset Sale, and customary termination provisions, but does not include a termination fee. The Asset Purchase Agreement also includes a provision regarding non-solicitation of alternative acquisition proposals similar to that described above in the Merger Agreement.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, which is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

The Merger Agreement and Asset Purchase Agreement have been attached as exhibits to this report to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about ReShape or to modify or supplement any factual disclosures about ReShape in its public reports filed with the SEC. The Merger Agreement and Asset Purchase Agreement include representations, warranties and covenants of ReShape and the other parties thereto made solely for the purposes of the Merger Agreement or Asset Purchase Agreement, respectively, and which may be subject to important qualifications and limitations agreed to by ReShape and the other parties thereto in connection with the negotiated terms of the Merger Agreement and Asset Purchase Agreement, respectively. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to ReShape’s SEC filings. In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Merger Agreement and Asset Purchase Agreement and should not be relied upon as establishing factual matters.

Additional Information

In connection with the proposed Merger and Asset Sale, ReShape plans to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to its stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed Merger and Asset Sale. Before making a voting decision, ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by ReShape with the SEC in connection with the proposed Merger and Asset Sale or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about ReShape, Vyome and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by ReShape with the SEC at the SEC’s website at www.sec.gov, at ReShape’s website at www.reshapelifesciences.com, or by sending a written request to ReShape at 18 Technology Drive, Suite 110, Irvine, California 92618, Attention: Corporate Secretary.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities of ReShape and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed Merger and Asset Sale. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of ReShape’s stockholders in connection with the proposed Merger and Asset Sale will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by ReShape and Vyome. Security holders may obtain information regarding the names, affiliations and interests of ReShape’s directors and officers in ReShape’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on April 1, 2024. To the extent the holdings of ReShape securities by ReShape’s directors and executive officers have changed since the amounts set forth in ReShape’s proxy statement for its most recent annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed Merger and Asset Sale will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed Merger and Asset Sale, at ReShape’s website at www.reshapelifesciences.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Merger and Asset Sale and the ability to consummate the Merger and Asset Sale. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and ReShape undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) ReShape may be unable to obtain stockholder approval as required for the proposed Merger and Asset Sale; (2) conditions to the closing of the Merger or Asset Sale may not be satisfied; (3) the Merger and Asset Sale may involve unexpected costs, liabilities or delays; (4) ReShape’s business may suffer as a result of uncertainty surrounding the Merger and Asset Sale; (5) the outcome of any legal proceedings related to the Merger or Asset Sale; (6) ReShape may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Asset Purchase Agreement; (8) the effect of the announcement of the Merger and Asset Purchase Agreement on the ability of ReShape to retain key personnel and maintain relationships with customers, suppliers and others with whom ReShape does business, or on ReShape’s operating results and business generally; and (9) other risks to consummation of the Merger and Asset Sale, including the risk that the Merger and Asset Sale will not be consummated within the expected time period or at all. Additional factors that may affect the future results of ReShape are set forth in its filings with the SEC, including ReShape’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in ReShape’s most recent Annual Report on Form 10-K are not exclusive and further information concerning ReShape and its business, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that ReShape files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, ReShape assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Item 3.02	Unregistered Sales of Equity Securities.

The information in Item 1.01 with respect to the offer and sale of the shares of the combined company forming part of the Concurrent Financing above is incorporated herein by reference. The securities described in Item 1.01 above were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act and have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements. The securities were offered only to accredited investors.

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 8, 2024, ReShape and Paul F. Hickey, the Company’s President and Chief Executive Officer, entered into an amendment to Mr. Hickey’s employment agreement (the “Amendment to Employment Agreement”) in order to (i) increase Mr. Hickey’s severance in the event of a termination without cause or with good reason from 12 months to 18 months of base salary and (ii) provide for the award of fully vested, unrestricted shares of common stock of ReShape equal to 4% of the fully diluted shares of ReShape (with the timing of such award to be finally determined by the Compensation Committee), which is in lieu of the award of a stock option for a number of shares equal to 4% of the fully diluted shares of ReShape that was contemplated by the original employment agreement, but never granted. The foregoing summary of the Amendment to Employment Agreement is subject to, and qualified in its entirety by, the full text of the Amendment to Employment Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On July 9, 2024, ReShape issued a press release announcing the Merger Agreement, the Asset Purchase Agreement and the transactions contemplated thereby, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of July 8, 2024, by and among ReShape Lifesciences Inc., Vyome Therapeutics, Inc., and Raider Lifesciences Inc.*
2.2	Asset Purchase Agreement, dated as of July 8, 2024, by and between ReShape Lifesciences Inc. and Ninjour Health International Limited*
10.1	Agreement to Amend Series C Convertible Preferred Stock, dated as of July 8, 2024, by and among ReShape Lifesciences Inc. and holders of Series C Convertible Preferred Stock
10.2	Form of Subscription Agreement by and between ReShape Lifesciences Inc. and the investors party thereto
10.3	Form of Voting and Support Agreement by and among ReShape Lifesciences Inc. and certain stockholders of Vyome Therapeutics, Inc.
10.4	Amendment to Employment Agreement, dated July 8, 2024, by and between ReShape Lifesciences Inc. and Paul F. Hickey
99.1	Press release dated July 9, 2024
104	Cover Page Interactive Data File (embedded with inline XBRL document)

*

The schedules to the Agreement and Plan of Merger and Asset Purchase Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. ReShape will furnish copies of any such schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RESHAPE LIFESCIENCES INC.

By:	/s/ Paul F. Hickey
Paul F. Hickey
Chief Executive Officer

Dated: July 9, 2024